Jessica L. Accurso Associate 215.963.5266

January 24, 2024

FILED AS EDGAR CORRESPONDENCE

Ms. Ellie Quarles, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Post-Effective Amendment No. 134 to the Registration Statement of SEI Institutional Managed Trust (File Nos. 033-09504 and 811-04878)

Dear Ms. Quarles:

On behalf of our client, SEI Institutional Managed Trust (the “Trust” or “SIMT”), this letter responds to the comments and questions you provided via telephone on January 12, 2024 regarding the Trust’s Post-Effective Amendment No. 134, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 136, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on November 29, 2023 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment”), for the purpose of reflecting the addition of a long/short equity sleeve in the Large Cap Growth Fund (the “Fund”), a series within the Trust. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please supplementally provide a completed fee table and expense examples for the Fund.

Response. The completed fee tables and expenses examples are as follows:

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class F Shares
Management Fees	0.40%
Distribution (12b-1) Fees	None
Other Expenses	0.58%
Total Annual Fund Operating Expenses	0.98%

Ms. Ellie Quarles, Esq.

January 24, 2024

(expenses that you pay each year as a percentage of the value of your investment)	Class I Shares
Management Fees	0.40%
Distribution (12b-1) Fees	None
Other Expenses	0.83%
Total Annual Fund Operating Expenses	1.23%

(expenses that you pay each year as a percentage of the value of your investment)	Class Y Shares
Management Fees	0.40%
Distribution (12b-1) Fees	None
Other Expenses	0.33%
Total Annual Fund Operating Expenses	0.73%

EXAMPLE

	1 Year	3 Years	5 Years	10 Years
Large Cap Growth Fund — Class F Shares	$100	$312	$542	$1,201

	1 Year	3 Years	5 Years	10 Years
Large Cap Growth Fund — Class I Shares	$125	$390	$676	$1,489

	1 Year	3 Years	5 Years	10 Years
Large Cap Growth Fund — Class Y Shares	$75	$23	$406	$906

2.	Comment. In the “Fees and Expenses” section, please confirm that the Total Annual Fund Operating Expenses are the amounts that would have been incurred absent expense reimbursements or fee waiver arrangements.

Response.       The Trust confirms that the Total Annual Fund Operating Expenses are the amounts that would have been incurred absent expense non-contractual reimbursement or fee waiver arrangements.

3.	Comment. If Acquired Fund Fees and Expenses (“AFFE”) are expected to exceed 0.01% of the average net assets of the Fund, please disclose these fees as a separate line item within the table. If AFFE are not expected to exceed 0.01%, please include such expenses in the “Other Expenses” line item in the table.

Response.       The Trust confirms that AFFE are not expected to exceed 0.01% of the average net assets of the Fund and, accordingly, any such amounts are included in the “Other Expenses” line item in the table.

4.	Comment. If shorting will be a part of the Fund’s principal investment strategies, please supplementally confirm that expenses such as dividends paid on stocks sold short will be included in the “Other Expenses” line item in the fee table or as a separate line item if such expenses are expected to exceed 0.01% of the average net assets of the Fund.

Response.       The Trust confirms that expenses such as dividends paid on stocks sold short are not expected to exceed 0.01% of the average net assets of the Fund and, accordingly, all such amounts are included in the “Other Expenses” line item in the table.

Ms. Ellie Quarles, Esq.

January 24, 2024

5.	Comment. Please provide documentation supporting the range of market capitalization for the Russell 1000 Growth Index as of December 31, 2023. Please also explain supplementally why a company with a market capitalization in the millions would be a large capitalization company. The Staff notes that the Russell 1000 Growth Index fact sheet does not provide the low end of the market capitalization range.

Response.       The requested documentation has been provided to the Staff under separate cover. The Trust supplementally notes that the Russell 1000 Growth Index includes, at the lower end of the range, companies with a market capitalization in the millions.

6.	Comment. In the Fund’s Principal Investment Strategies, please incorporate clarifying disclosure that the reference to the Russell 1000 Growth Index is solely for the definition of large capitalization companies and that the Fund will not be limited to investing in securities in the Russell 1000 Growth Index.

Response.       The Trust notes that the disclosure indicating, “[f]or purposes of this Fund, a large company is a company with a market capitalization in the range of companies in the Russell 1000 Growth Index” does not limit the Fund’s investments to the securities of companies included in the Russell 1000 Growth Index. Accordingly, the Fund respectfully declines to make the requested change.

7.	Comment. If special purpose acquisition companies (“SPACs”) or companies formed from a merger with a SPAC will be part of the Fund’s principal investment strategy, please discuss SPACs in response to Item 4 and Item 9 and describe the related risks.

Response.       The Trust confirms that SPACs are not part of the Fund’s principal investment strategy. Accordingly, no disclosure with respect to investing in SPACs has been added.

8.	Comment. The Fund’s Principal Investment Strategy disclosure provides, “The Fund may also, to a lesser extent, invest in common and preferred stocks of small capitalization companies.” Please confirm that small capitalization investments are a principal strategy for this Fund.

Response.       Although common and preferred stocks of small capitalization companies currently represent a relatively small amount of the Fund’s total investments, the Adviser confirms that the option to invest in such instruments to a greater degree continues to be a significant part of the Fund’s investment strategy.

9.	Comment. In the Fund’s Principal Investment Strategies, please indicate whether the forward contracts and swaps relate to individual shares, exchange-traded funds (“ETFs”), other indices or other types of investments such as currencies. With respect to currencies, the Staff notes the reference to hedging positions in the currency risk disclosure.

Response.       The Trust confirms that typically the Fund’s investments in forward contracts and swaps will use individual securities or baskets of securities as reference assets. The Fund has revised the disclosure accordingly. The Trust supplementally confirms that the Fund’s principal investment strategies do not involve currency hedging.

Ms. Ellie Quarles, Esq.

January 24, 2024

10.	Comment. With respect to the Fund’s Principal Investment Strategy disclosure, please: (i) discuss how the long/short equity investment strategy fits within the Sub-Advisers’ authority to invest; (ii) incorporate disclosure explaining how the model portfolio is constructed, for example, industry, sector, foreign, etc., and explain further the determination of how investments are apportioned to each Sub-Adviser; and (iii) confirm whether each Sub-Adviser uses a long/short strategy or whether the long/short strategy is limited to one Sub-Adviser.

Response.        With respect to the first part of the Staff’s comment, the Trust notes that each Sub-Adviser is authorized to invest its sleeve of allocated assets pursuant to its sub-advisory contract with SIMC and any investment guidelines that the Sub-Adviser and SIMC agree to apply to the sleeve. In the case of Mackenzie Investments Corporation (“Mackenzie”), SIMC hired Mackenzie specifically for its long/short equity investment strategy. Accordingly, the sub-advisory contract between Mackenzie and SIMC includes authorization from SIMC for Mackenzie to invest its allocation assets in accordance with the agreed-upon strategy.

Regarding the second part of the Staff’s comment, the Trust notes that the “model portfolios” provided by certain Sub-Advisers to the overlay manager will vary pursuant to the Fund’s current Sub-Adviser lineup, but will, in each case, be considered by the overlay manager on a cumulative basis (i.e., among all Sub-Advisers that provide a model portfolio to the overlay manager) for adherence to the strategies described in the first three paragraphs of the Fund’s Principal Investment Strategy disclosure. Because the Sub-Adviser lineup may change over time pursuant to SIMC’s multi-manager approach, and because investors in the Fund will have exposure to the Fund’s portfolio as a whole, the Trust respectfully declines to revise the disclosure to describe the portfolio construction of each current Sub-Adviser with respect to its sub-advised sleeve.

With respect to the third part of the Staff’s comment, the Trust supplementally confirms that, currently, only Mackenzie uses a long/short strategy within the Fund. However, in order provide SIMC with the flexibility necessary to manage the Fund pursuant to its multi-manager approach, including the potential of allocating Fund assets to additional Sub-Advisers to implement the long/short equity strategy in the future, the Trust respectfully declines to revise the disclosure to limit the strategy to one Sub-Adviser.

11.	Comment. Please confirm that the incorporation of the long/short strategy is consistent with the Fund’s “growth” strategy as such strategy is normally associated with “value” investing.

Response.        The Trust is of the view that the long/short strategy is not inconsistent with the Fund’s “growth” strategy, particularly given that the long/short sleeve of the Fund is only one of four sub-advised sleeves of the Fund and SIMC manages those assets of the Fund that are not allocated to Sub-Advisers.

12.	Comment. In the Fund’s Principal Investment Strategy disclosure, there is discussion regarding the “short positions with respect to investments that are believed to have significant risk of decreasing in price.” Please clarify why there is a significant risk (e.g., the security is deemed overvalued or growth prospects diminished to the point that the stocks will drop, a lowering of the price to equity ratio or other multiple).

Response.        The Trust notes that the disclosure is intended to convey to investors a general understanding of a long/short strategy, rather than to disclose the specific circumstances in which SIMC or the Fund’s Sub-Adviser(s) might consider a security at risk of declining in value, which

Ms. Ellie Quarles, Esq.

January 24, 2024

circumstances are multivariant and wide ranging. To avoid confusing and possibly limiting disclosure, the Trust respectfully declines to make the requested change.

13.	Comment. Please summarize and provide more detail in response to Item 9(b)(2) regarding how the Adviser, the Sub-Adviser or overlay manager determines when to sell investments.

Response.        In response to the Staff’s comment, the Trust has added disclosure to the Fund’s “More Information About Investments” section with respect to how the Adviser, the Sub-Adviser or overlay manager determines when to sell investments.

14.	Comment. Please consider whether “Management Risk” will be a principal risk of investing in the Fund.

Response.        In response to the Staff’s comment, “Management Risk” has been added to the Fund’s principal risk disclosure.

15.	Comment. In the Fund’s “Principal Risks” section, please add a new sentence at the end of the “Exchange-Traded Funds Risk” that reads, “As a result, shareholders will be subject to two layers of fees and expenses with respect to investments in the Fund” or similar disclosure to this effect.

Response.        In response to the Staff’s comment, the “Exchange-Traded Funds Risk” has been revised as requested.

16.	Comment. Please discuss the extent to which the Fund will use derivatives outside of its long/short strategy or equity securities. If investing in other kinds of derivatives is part of the Fund’s principal investments, please describe those investments in the Fund’s Item 4 and Item 9 disclosure.

Response.        The Trust confirms that the Fund will not invest in derivatives on a principal basis outside of the Fund’s long/short strategy. Accordingly, the Trust confirms that the disclosure is appropriately tailored to the Fund’s use of derivatives as-is.

17.	Comment. In the Fund’s “Foreign Investment Risk,” because there is discussion regarding emerging market risk the Fund’s Item 9 disclosure, please provide a summary of that risk in the “Principal Risks” section as well.

Response.        The Trust notes that the Item 9 risk disclosure is broader than the Item 4 disclosure in certain instances due to the integrated nature of the Trust’s 485(b) filing, which contains each series of the Trust. For purposes of the Amendment, the Trust included only the Large Cap Growth Fund. Accordingly, the Trust confirms that emerging market risk is not a principal risk of the Fund, but is properly included in the Item 9 risk disclosure, where it will be relevant to other series of the Trust included in the annual amendment to the registration statement filed pursuant to Rule 485(b).

18.	Comment. If the Fund will invest significantly in China, please add a risk tile disclosing this in the Fund’s “Principal Risks” section.

Response.        The Trust confirms that the Fund will not invest significantly in China. Therefore, no additional risk disclosure regarding investing in China has been added with respect to the Fund.

Ms. Ellie Quarles, Esq.

January 24, 2024

19.	Comment. In the “Currency Risk” disclosure in the Fund’s “Principal Risks” section, to the extent currency hedging will be a principal investment strategy of the Fund, please incorporate attendant strategy disclosure in response to Item 4 and Item 9.

Response.        The Trust confirms that currency hedging is not a principal investment strategy of the Fund. Therefore, no strategy disclosure with respect to currency hedging has been added with respect to the Fund.

20.	Comment. In the Fund’s “Performance Information” section, please present the historical performance as a bar chart.

Response.        The Trust confirms that the historical performance in the “Performance Information” section will be presented as a bar chart in the annual amendment to the registration statement filed pursuant to Rule 485(b).

21.	Comment. In the “Management” section, please indicate whether the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Response.        The Trust notes that Item 5(b) requires only that the Trust state the name, title, and length of service of the portfolio managers that are primarily responsible for the day-to-day management of the Fund’s portfolio. The Trust’s current disclosure meets these requirements. Pursuant to the Trust’s multi-manager approach, the portfolio managers do not always necessarily operate as a “committee” or “team” as defined in Instruction 2 to Item 5(b) and may, conversely, each separately oversee a specific allocation or sleeve of the Fund’s portfolio. Accordingly, the Trust respectfully declines to make the requested change.

22.	Comment. In the Fund’s “More Information About Investments” section, please revise the Item 9 disclosure to expand on the strategies disclosure provided in Item 4 so that there is a layered disclosure approach taken with respect to Item 4 and Item 9 in accordance with the requirements of Form N-1A and the SEC’s IM Guidance Update 2014-08.

Response.        The Trust takes the position that the disclosure set forth in the Fund’s Principal Investment Strategies section provides a full and complete description of the Fund’s investment objective and investment strategies and that restating this disclosure in the section titled “More Information About Investments” would be unnecessary and redundant, and would also increase shareholder costs in the form of additional printing and mailing expenses incurred by the Fund.

23.	Comment. Please include disclosure in the Prospectus that the Fund’s 80% policy is a non-fundamental policy and that it may be changed without shareholder approval.

Response.        The Trust has added the requested disclosure.

24.	Comment. Please disclose whether the Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. If so, please explain the tax

Ms. Ellie Quarles, Esq.

January 24, 2024

consequences of the increased portfolio turnover rate and how the tax consequences of, or trading costs associated with, a Fund’s portfolio turnover may affect the Fund’s performance.

Response.        The Trust confirms that the Fund does not engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. For instance, the Fund’s portfolio turnover rate for the most recent fiscal year was 67% of the average value of its portfolio. Accordingly, no disclosure has been added.

25.	Comment. The Staff notes that certain risks such as convertible securities, preferred stocks, ETPs (other than ETFs) and private placements are discussed in Item 9 but are not discussed in Item 4. To the extent that these will be part of the Fund’s principal investment strategies, please provide disclosure about these risks in response to Item 4. If the Fund invests in contingent convertible capital instruments (CoCos), please explain supplementally the extent to which it does so and include disclosure with respect to CoCos in response to Item 4.

Response.        In response to the Staff’s comment, the Trust has added “Preferred Stock Risk” to the Fund’s Item 4 risk disclosure. The Trust confirms that ETPs (other than ETFs) and private placements are not principal investment strategies of the Fund. The Trust notes that the Large Cap Growth Fund was excerpted from the integrated filing containing each series of the Trust for purposes of the Amendment and, accordingly, the Item 9 risk disclosure is broader, as it relates to additional series of the Trust, in certain instances.

26.	Comment. In the Fund’s “More Information About Principal Risks” section, with respect to the “Depositary Receipts Risk” disclosure, please discuss fees and limited voting rights associated with depositary receipts.

Response.        In response to the Staff’s comment, the requested disclosure has been added to the Fund’s “Depositary Receipts Risk.”

27.	Comment. In the Fund’s “Exchange-Traded Products” risk in the “More Information About Principal Risks” section, to the extent the Fund intends to make principal investments in ETPs, ETNs, commodity pools, leveraged, inverse and leveraged inverse ETFs, please provide principal investment strategy disclosure and the related risks in response to Item 4.

Response.        The Trust confirms that the Fund does not invest principally in ETPs, ETNs, commodity pools, leveraged, inverse or leveraged inverse ETFs. The Trust notes that the Large Cap Growth Fund was excerpted from the integrated filing containing each series of the Trust for purposes of the Amendment and, accordingly, the Item 9 risk disclosure is broader, as it relates to additional series of the Trust, in certain instances.

28.	Comment. The disclosure regarding the Fund’s Principal Investment Strategies indicates that the Fund will use a quantitative investing strategy. Please include the risk of quantitative investing in response to Item 4 and Item 9.

Response.        In response to the Staff’s comment, the requested risk disclosure relating to the Fund’s quantitative investment strategy has been added.

Ms. Ellie Quarles, Esq.

January 24, 2024

29.	Comment. In the Fund’s “Swap Agreements” risk in the “More Information About Principal Risks” section, please consider whether credit default swaps are appropriately included as part of this Fund’s principal investment strategy. Further, the Staff notes that the Fund discusses a number of derivative instruments in this section. To the extent that they will be part of the Fund’s principal investment strategy, please describe more specifically the type of instruments the Fund will use in its discussion of its “Principal Investment Strategies.”

Response.        The Trust confirms that credit default swaps and additional derivative instruments other than forwards and swaps are not part of the Fund’s principal investment strategy. The Trust notes that the Large Cap Growth Fund was excerpted from the integrated filing containing each series of the Trust for purposes of the Amendment and, accordingly, the Item 9 risk disclosure is broader, as it relates to additional series of the Trust, in certain instances.

Comments on the SAI

30.	Comment. In the “Investment Objectives and Policies” section, please update the market capitalization range of the Russell 1000 Growth Index from December 31, 2022 to December 31, 2023.

Response.        The Trust confirms that the market capitalization range of the Russell 1000 Growth Index has been updated from December 31, 2022 to December 31, 2023.

31.	Comment. In the “Description of Permitted Investments and Risk Factors” section, please clarify whether the Fund is a limited derivatives user.

Response.        The Trust notes that there is no requirement to identify which series of the Trust are limited derivatives users as defined under Rule 18f-4. The Trust has reviewed its SAI disclosure with respect to Rule 18f-4 and believes it to be complete. Accordingly, the Trust respectfully declines to make the requested change.

32.	Comment. In the “Description of Permitted Investments and Risk Factors” section, please consider updating the “Economic Risk of Global Health Events” risk.

Response.        The Trust confirms that the “Economic Risk of Global Health Events” risk has been updated.

33.	Comment. In the “Non-Fundamental Policies” section, in the fifth paragraph, please add “or group of industries” so that the sentence reads, “Purchase any securities that would cause 25% or more of the total assets of the Fund to be invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries. . .”

Response.        The Trust confirms that the requested change has been made.

Ms. Ellie Quarles, Esq.

January 24, 2024

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5266.

Very truly yours,

/s/ Jessica L. Accurso

Jessica L. Accurso, Esq.